Exhibit 99.1

Nontransferable Purchase Rights for up to
2,500,000 Shares of
Series A Convertible Preferred Stock

The Rights Offering Will Expire at 5:00 p.m., Eastern Daylight Time, on August 11, 2008 unless extended

[__], 2008

Dear Shareholder:

WGNB Corp. (the “Company”) is pleased to provide details on the Company’s rights offering (the “Rights Offering”) to the holders of record of its common stock, no par value, as of the close of business on June 30, 2008 (the “Record Date”), as described in the enclosed Prospectus dated [___], 2008 (the “Prospectus”). Shareholders of the Company on the Record Date are receiving subscription rights (the “Rights”) to subscribe for and purchase shares of the Company’s Series A Convertible Preferred Stock, initial stated value $10.00 per share (the “Series A Preferred”). Eligible shareholders will receive one Right for each share of common stock held on the Record Date.

The Rights will be evidenced by non-transferable Rights certificates (the “Subscription Rights Certificates”). Each 2.423 Rights will entitle its holder to subscribe for one share of Series A Preferred (the “Basic Subscription Right”). The subscription price for the Series A Preferred is $10.00 per share. In addition, each holder of Rights who exercises his or her Basic Subscription Right in full will be eligible to subscribe at the same price of $10.00 per share for shares of the Series A Preferred that are not otherwise purchased pursuant to the exercise of Rights by other shareholders, subject to availability and pro ration as described in the Prospectus.

Enclosed are copies of the following documents:

1.	the Prospectus;

2.	Instructions As to Use of WGNB Corp. Subscription Rights Certificates;

3.	a Notice of Guaranteed Delivery Form;

4.	the Subscription Rights Certificate;

5.	a Form W-9, with instructions; and

6.	a return envelope addressed to Registrar and Transfer Company, the subscription agent for the Rights Offering.

The Prospectus describes the Rights Offering and the procedure to follow if you choose to exercise your Rights. Please read the Prospectus and other enclosed materials carefully.  Your prompt action is requested. The Rights Offering will expire at 5:00 p.m., Eastern Daylight time, on August 11, 2008 unless extended (the “Expiration Time”).

To exercise your rights, you must deliver a properly completed and executed Subscription Rights Certificate and payment in full for all of the shares of Series A Preferred subscribed for to the subscription agent as indicated in the Prospectus prior to the Expiration Time.

Additional copies of the enclosed materials may be obtained from Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016-3572, (800) 368-5948.

We are pleased to offer you this opportunity and hope that you will consider a further investment in the Company.

Sincerely,

WGNB Corp.